SEC             POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (2-98)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.








                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549





                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No.1)

                             EOS INTERNATIONAL, INC.
                           (FORMERLY DREAMLIFE, INC.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    379333107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             ANTHONY R. CALANDRA
               365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379333107


________________________________________________________________________________
1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Anthony R. Calandra.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     O.O.

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         3,123,291

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    11,567,057*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,123,291

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,280,923 shares of common stock
                    571.4667 shares Series E Junior Convertible
                    Preferred Stock**

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,015,055 voting power*

________________________________________________________________________________
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                               [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%***

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

________________________________________________________________________________



* Represents voting power of common stock and Series E Junior Convertible Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

** Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of Common Stock immediately upon the Issuer having a sufficient number of authorized and unissued shares of Common Stock.

*** Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by the Reporting Person are outstanding.

INTRODUCTION

Explanatory Note: This Amendment No. 1 to Schedule 13D is filed by Anthony R. Calandra and amends Schedule 13D filed on September 5, 2001. Beneficial ownership of shares of common stock of Eos International, Inc. ("Eos") was initially reported on Schedule 13D filed July 26, 2001 jointly by Discovery Toys LLC, a New Jersey limited liability company ("DTLLC"), Anthony R. Calandra, James J. Liati, Frank M. Adubato, Frank M. Calabrese and William Taylor, as amended on September 5, 2001, by individual Schedule 13Ds filed upon distribution by DTLLC of all shares to or as directed by the beneficial owners thereof.

This Amendment No. 1 is being filed to disclose the acquisition of shares of Eos as a result of the merger of IFS of New Jersey, Inc. with and into a subsidiary of Eos. The newly acquired shares are held of record by McGuggan LLC, a New Jersey limited liability company ("McGuggan"). All actions of McGuggan are taken by a vote of a majority of the Voting Managers. The Voting Managers of, and owners of equal interest in, McGuggan are Messrs. Calandra, Calabrese, Adubato and Liati. Accodingly, the Reporting Person claims beneficial ownership of 25% of the shares held by McGuggan and disclaims ownership of the balance.

ITEM 1.     SECURITY AND ISSUER

            This statement relates to the Common Stock, $.01 par value ("Common Stock") and Series E Junior Convertible Preferred Stock (the "Series E Preferred Stock") of Eos International, Inc. ("Eos").

            Series E Preferred Stock is being treated as the same class of security as Common Stock because holders of Series E Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Preferred Stock is entitled to 11,000 votes. Each share of Series E Preferred Stock is automatically converted to 11,000 shares of common stock immediately upon the Issuer having a sufficient number of authorized and unissued shares.

            The principal executive offices of Eos are presently located at 888 Seventh Ave., 13th Floor, New York, New York 10106.

ITEM 2.     IDENTITY AND BACKGROUND

            Unchanged.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The Issuer acquired IFS of New Jersey, Inc. ("IFS") by merger by causing its subsidiary to merge with and into IFS. At the effective time of the merger, each share of IFS stock was converted into the right to receive shares of Common Stock and Series E Preferred Stock of Eos.

ITEM 4.     PURPOSE OF TRANSACTION

            The securities received were the consideration to IFS shareholders in the merger described in Item 3 above.

            See Form 8-K of Eos filed December 11, 2002 as to the proposed transaction described in Item 3 above.

            The Reporting Person has no plans of the type required to be described under Item 4 of Schedule 13D.

ITEM 5.     See Attachment I.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement and Plan of Merger dated December 10, 2002 among Eos, Eos Acquisition Corp. and IFS (incorporated by reference to Exhibit
            2.1 of Form 8-K of Eos filed December 11, 2002).


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

            Dated:   January 14 , 2003

                                                    s/Anthony R. Calandra
                                                    ---------------------
                                                    Anthony R. Calandra

                                  Attachment I

                                                                           NUMBER OF                    NUMBER OF
                                                                           SHARES AS     NUMBER OF      SHARES AS     TRANSACTIONS*
                                NAME &       NUMBER OF                     TO WHICH      SHARES AS       TO WHICH      IN ISSUER
    NAME                       ADDRESS        SHARES        PERCENTAGE    SOLE POWER      TO WHICH        SHARED       SECURITIES
   ADDRESS                   OF CORPORATE   BENEFICIALLY     OF SHARES    TO VOTE AND   SHARED POWER     POWER TO      IN LAST 60
 CITIZENSHIP      OFFICER      EMPLOYER        OWNED           OWNED         SELL         TO SELL          VOTE           DAYS
--------------   ---------   ------------   ------------   ------------   -----------   ------------   ------------   -------------
McGuggan LLC                 McGuggan LLC                                      0        5,280,923       11,567,057
365 South ST                 365 South                                                  Common Stock
Morristown,                  St.            11,567,057                                  571.4667                      None
NJ 07960                     Morristown,         (2)          12.3% (4)                 Preferred
                             NJ                                                         stock                (1)(2)
                                                                                              (1)(3)
--------------   ---------   ------------   ------------   ------------   -----------   ------------   ------------   -------------
Anthony R.       President   McGuggan LLC                                  3,123,291    5,280,923       11,567,057
Calandra                     365 South                                                  Common Stock
365 South ST                 St.            6,015,055                                   571.4667                      None
Morristown,                  Morristown,         (2) (5)       6.7% (4)                 Preferred
NJ 07960                     NJ                                                         stock                (1)(2)
US                                                                                            (1)(3)
--------------   ---------   ------------   ------------   ------------   -----------   ------------   ------------   -------------
Frank M.         Executive   McGuggan LLC   5,898,055                      3,006,291    5,280,923       11,567,057    None
Calabrese        Vice        365 South           (2) (5)       6.6% (4)                 Common Stock
365 South ST     President   St.                                                        571.4667
Morristown,                  Morristown,                                                Preferred
NJ 07960                     NJ                                                         stock                (1)(2)
US                                                                                            (1)(3)
--------------   ---------   ------------   ------------   ------------   -----------   ------------   ------------   -------------
Frank M.         Executive   McGuggan LLC   5,921,055                      3,029,291    5,280,923       11,567,057    None
Adubato          Vice        365 South           (2) (5)       6.6% (4)                 Common Stock
365 South ST     President   St.                                                        571.4667
Morristown,                  Morristown,                                                Preferred
NJ 07960                     NJ                                                         stock                (1)(2)
US                                                                                            (1)(3)
--------------   ---------   ------------   ------------   ------------   -----------   ------------   ------------   -------------
James J. Liati   Executive   McGuggan LLC   6,148,055                      3,256,291    5,280,923       11,567,057    None
365 South ST     Vice        365 South           (2) (5)       6.9% (4)                 Common Stock
Morristown,      President   St.                                                        571.4667
NJ 07960                     Morristown,                                                Preferred
US                           NJ                                                         stock                (1)(2)
                                                                                              (1)(3)
--------------   ---------   ------------   ------------   ------------   -----------   ------------   ------------   -------------

(1) Shares are held of record by McGuggan LLC, a New Jersey limited liability company ("McGuggan"). All actions of McGuggan are taken by a vote of a majority of the Voting Managers. The Voting Managers of, and owners of equal interest in, McGuggan are Messrs. Calandra, Calabrese, Adubato and Liati.

(2) Represents voting power of common stock and Series E Junior Convertible Preferred Stock (on an as converted basis). Holders of Series E Junior Convertible Preferred Stock have the same voting rights as, and vote together with, the holders of Common Stock. Each share of Series E Junior Convertible Preferred Stock is entitled to 11,000 votes.

(3) Each share of Series E Junior Convertible Preferred Stock is automatically converted to 11,000 shares of Common Stock immediately upon the Issuer having a sufficient number of authorized and unissued shares of Common Stock.

(4) Represents voting power based on 88,020,098 shares of common stock outstanding and assuming shares of Series E Junior Convertible Preferred Stock (on an as converted basis) beneficially owned by the person are outstanding.

(5) Members of McGuggan have included only 25% of the shares held of record by McGuggan which is equal to such persons' beneficial ownership of McGuggan and disclaims beneficial ownership of the balance. This report shall not be deemed an admission that the Reporting Person is the beneficial owner of the balance of such securities for purposes of Section 16 or any other purpose.